15049055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.M. Dillon & Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sound Shore Drive
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Espinal — 203-569-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH
05

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Michiel C. McCarty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.M. Dillon & Co. LLC, as

Of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chairman & CEO
Title

Anita L. Griffin
Notary Public commission expires 10/31/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Assets		
Cash	$	286,165
Deposits with clearing organization		30,000
Other assets		2,408
Total assets	$	318,573
Liabilities and Equity		
Liabilities		
Accrued expenses and other payables	$	168,900
Total Liabilities		168,900
Member's equity		149,673
Total liabilities and equity	$	318,573

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

M.M. Dillon & Co. LLC (the "Company") operates as a limited liability company under the laws of the State of Delaware. The Company is a registered broker dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides investment banking advisory and private placement financing services. The Company's parent, M.M. Dillon & Co. Group LLC (the "Parent") is a Stamford, Connecticut based investment banking firm, which provides a wide array of investment banking services to middle market institutional clients.

The Company has a securities clearing agreement with Sterne Agee Clearing, Inc., a division of Sterne, Agee & Leach, Inc. The Company maintains a clearing deposit of $30,000 under a separate Proprietary Account of Introducing Broker/Dealers ("PAIB") agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement of the Company has been prepared on the accrual basis of accounting.

Allowance for Doubtful Accounts
Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the current status of the individual accounts receivable.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not subject to federal and state income taxes. The Company's member is liable for the Company's income and losses. Generally, the Company's tax returns are subject to examination by federal and state authorities for a period of three years from the later of either the due date of such returns or the actual date the returns were filed. As of December 31, 2014, the Company determined that it had no uncertain tax positions which effected its financial position and its results of operation, and it will continue to evaluate for uncertain tax positions in the future.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the SEC Rule 15c3-1, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2014, the Company had net capital, as defined, of $147,265, which exceeded the required minimum net capital of $11,260 by $136,005. Aggregate indebtedness at December 31, 2014 totaled $168,900. The ratio of aggregate indebtedness to net capital was 1.15 to 1.

4. Related Party Transactions

Through an expense sharing agreement with the Parent, the Company was allocated certain operating expenses including occupancy, administrative salaries, communications, and office expenses in the amount of $44,400. As of December 31, 2014, the Company had a payable to the Parent in the amount of $140,900, which is included in accrued expenses and other payables.

5. Cash

From time to time, the cash balance may exceed the FDIC insured limit of $250,000. At December 31, 2014, the Company had approximately $36,000 in excess of such limits.

6. Commitments

The Company has contracted to outsource certain accounting services for 2015, at a monthly rate of $1,500 per month. Either party may terminate the contract upon sixty days written notice.

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Member of
M.M. Dillon & Co. LLC

We have audited the accompanying statement of financial condition of M.M. Dillon & Co. LLC as of December 31, 2014. This financial statement is the responsibility of M.M. Dillon & Co. LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of M.M. Dillon & Co. LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

Woodbury, New York
February 25, 2015